

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561                                              November 3, 2015

<u>Via E-mail</u>
David P. Williams
Chief Financial Officer
Chemed Corporation
Suite 2600, 255 East Fifth Street
Cincinnati, OH 45202

   **Re: Chemed Corporation**
     **Form 10-K for the Year Ended December 31, 2014**
     **Filed February 27, 2015**
     **File No. 001-08351**

Dear Mr. Williams:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and
            Mining